SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].

For the transition period from                                 to

Commission file number  001-10109

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

BECKMAN COULTER, INC. SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BECKMAN COULTER, INC.
4300 North Harbor Boulevard
Fullerton, California  92835

Beckman Coulter, Inc.
Savings Plan

Financial Statements for the Years Ended
December 31, 2002 and 2001, Supplemental
Schedule as of December 31, 2002 and
Independent Auditors’ Report

BECKMAN COULTER, INC. SAVINGS PLAN

NOTE:            All other supplemental schedules are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Benefits and Finance Administration Committee
Beckman Coulter, Inc. Savings Plan

We have audited the accompanying financial statements of Beckman Coulter, Inc. Savings Plan (the “Plan”) as of December 31, 2002 and 2001 and for the year ended December 31, 2002, listed in the table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2002, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 23, 2003

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:
Investments—at fair value:
Common stock of Plan sponsor	$63,131,709	$87,831,997
Mutual funds	323,262,804	403,644,870
Other investments	4,361,938	6,017,772
Participant loans receivable	15,884,666	15,453,647
Investment contracts—at contract value (Note 3):
Guaranteed investment contracts	33,597,309	47,221,686
Synthetic guaranteed investment contracts	169,833,028	160,215,187
Collective investment trust	29,313,585

Total investments	639,385,039	720,385,159

Cash and cash equivalents	2,086,914	1,003,501
Contributions receivable	7,789,663	6,388,453

NET ASSETS AVAILABLE FOR BENEFITS	$649,261,616	$727,777,113

See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest	$10,907,778
Dividends	3,726,646

Total investment income	14,634,424

Contributions:
Company matching (employer)	9,782,545
Retirement Plus (employer)	6,273,049
Employee	35,332,836

Total contributions	51,388,430

Net additions

DEDUCTION FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	114,017,873
Distributions of benefits	30,466,790
Administrative expenses and other	53,688

Net deductions	144,538,351

NET DECREASE	(78,515,497)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	727,777,113

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$649,261,616

See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.                   DESCRIPTION OF PLAN

The following description of Beckman Coulter, Inc. Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General—Beckman Coulter, Inc. (the “Company”) established and adopted the Plan effective August 1, 1989.

The Plan is a defined-contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Benefits and Finance Administration Committee (the “Committee”), whose members are appointed by the Board of Directors of the Company.

Contributions—Participants may elect to contribute up to 45% of their eligible pay in combination of pretax and after-tax withholdings.  Each participant’s pretax contributions in the calendar year may not exceed $11,000 and $10,500 in 2002 and 2001, respectively.  Additionally, participants age 50 or greater may contribute up to $1,000 in 2002 as a catchup contribution.

The Company matches 70% of participants’ contributions invested in Beckman Coulter, Inc. common stock and 50% of other contributions, up to 5% of participants’ total compensation.  Forfeitures are applied to reduce the Company’s contributions.

Retirement Plus was established in 1996 for the benefit of employees of Coulter Corporation.  Employees of the Coulter Corporation as of the acquisition date of October 31, 1997, and hired through April 30, 2000, participate (or are eligible for participation) upon one year of service.  Annually, the Company makes contributions to participants’ Retirement Plus accounts.  These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the year, and an excess contribution which ranges from zero to 4% of eligible pay that is above the Social Security taxable wage base for the year.  Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company contributions and earnings on all contributions.

Investment Options—Participants have a choice of various investment funds for their contributions.  Company contributions may be directed to any of these core investment funds.  Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan.  Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

The following description of each investment fund has been extracted from information contained in the respective fund’s prospectus:

Beckman Coulter, Inc. Stock Fund—Funds are invested in Beckman Coulter, Inc. common stock.

Interest Income Fund—Funds are invested in a portfolio of group annuity contracts issued by major insurance companies and investment contracts with banks.  The fund is managed by Dwight Asset Management.

Blue Chip Growth Fund—Funds are invested in large and medium-sized companies that the fund manager believes are well established and have the potential for above-average growth.  The fund is managed by T. Rowe Price.

Vanguard Institutional Index Fund—Funds are invested in all of the stocks included in the Standard & Poor’s (“S&P”) 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.  The fund is managed by the Vanguard Group.

International Stock Fund—Funds are invested in stocks and other equity-based forms of investments in companies operating principally outside the United States.  The fund is managed by T. Rowe Price.

Mid-Cap Growth Fund—Fund seeks long-term growth by investing in the common stocks of medium-sized companies.  The fund is managed by T. Rowe Price.

Personal Strategy Balanced Fund—Fund seeks long-term capital appreciation and income by investing in stocks, bonds and money market securities.  The fund is managed by T. Rowe Price.

Personal Strategy Growth Fund—Fund seeks long-term capital appreciation and, secondarily, income by investing in stocks, bonds and money market securities.  The fund is managed by T. Rowe Price.

Personal Strategy Income Fund—Fund seeks to provide income and, secondarily, long-term capital appreciation by investing in stocks, bonds and money market securities.  The fund is managed by T. Rowe Price.

Washington Mutual Investors Fund—Fund seeks current income and the opportunity for growth of principal by investing primarily in common stocks of larger, more established U.S. companies that meet certain strict requirements regarding, for example, stock exchange listing, earnings and dividends.

Neuberger Berman Genesis Fund—Fund seeks growth of capital and invests mainly in common stocks of small-capitalization companies.  The managers seek undervalued companies whose current product lines and balance sheets are strong.  The fund regards companies with market capitalizations of up to $1.5 billion at the time of investment as small-cap companies

Tradelink+ Fund—In addition to the investment funds listed above, employees may also transfer funds to Tradelink+.  Tradelink+ offers discount brokerage services that participants can invest in individual stocks, bonds, mutual funds and other securities.  Participants may transfer a minimum of $2,500 to a maximum of 50% of their overall Plan balance, less any outstanding loan amounts.

Transfers to the fund can be performed at any time, but may not be made from funds which have come from Company matching contributions.  Funds may be transferred out of the fund to any of the other 11 funds at any time.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Repayment is generally required within five years or up to 15 years for the purchase of a principal residence.  The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%, determined at the beginning of each quarter (5.75% at December 31, 2002, for new loans).

Participant Accounts—Each participant’s account is credited with:  (a) the participant’s contributions, (b) the Company’s contributions, and (c) Plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Benefits and Vesting—Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability or death.  If total vested value is greater than $5,000, the participants may elect to postpone their distribution until the year following the year they attain age 70½.

Participants’ interests in the Company’s contributions, income, gains and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment.  Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death or permanent disability.  Participants immediately vest in the value of their own contributions.

Benefits Payable—At December 31, 2002 and 2001, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $8,000 and $210,000, respectively.  Such amounts are not considered liabilities for financial reporting purposes and, accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 2002 and 2001.

Continuation of the Plan—The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan.  If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

Risks and Uncertainties—The Plan provides for various investment options in any combination of equity, fixed-income and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation—Investments are stated at fair value except for guaranteed investment contracts, which are stated at contract value (Note 3).  The fair value of the common stock is based on quotations obtained from national securities exchanges on the last business day of the Plan year.  The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds.  The purchases and sales of securities are recorded as of the date of trade.  The average cost method is used in determining gains and losses on the sales of securities.

Administrative Expenses—Principally all of the Plan’s administrative expenses are paid by the Company.  The Company has elected to pay these administrative expenses on behalf of the Plan, but reserves the right to change this election.  Such expenses amounted to approximately $157,000 for the year ended December 31, 2002.

Cash and Cash Equivalents—The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

3.                   VALUATION OF INVESTMENT CONTRACTS

The Plan’s investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $232,743,922 and $207,436,873 at December 31, 2002 and 2001, respectively.  The Plan’s investment contracts yield an average return of 6.1% and earn interest at rates ranging from 5.34% to 7.20% at December 31, 2002 and from 5.55% to 7.20% at December 31, 2001.

4.                   ASSETS HELD FOR INVESTMENT

Information regarding assets held for investment as of December 31, 2002 and 2001 is as follows:

	2002		2001
	Cost	Fair/Contract Value	Cost	Fair/Contract Value

Common stock:
Beckman Coulter, Inc.	$53,366,404	$63,131,709	$44,228,361	$87,831,997

Mutual funds:
Blue Chip Growth Fund	183,734,059	137,843,049	198,290,754	192,811,412
Vanguard Institutional Index Fund	61,780,294	48,363,966	62,691,826	62,401,323
International Stock Fund	15,942,556	10,161,048	16,109,225	11,947,202
Mid-Cap Growth Fund	45,505,985	38,277,848	46,946,210	49,549,179
Personal Strategy Balanced Fund	64,184,468	56,964,739	66,488,029	65,016,820
Personal Strategy Growth Fund	13,035,219	10,882,731	11,766,658	11,102,395
Personal Strategy Income Fund	9,598,112	8,979,336	8,188,623	8,042,500
Washington Mutual Investors Fund	3,079,621	2,714,807	995,767	1,005,811
Neuberger Berman Genesis Fund	9,597,467	9,075,280	1,692,061	1,768,228

Total mutual funds	406,457,781	323,262,804	413,169,153	403,644,870

	2002		2001
	Cost	Fair/Contract Value	Cost	Fair/Contract Value

Other investments:
Tradelink+ Fund	$4,361,938	$4,361,938	$6,017,772	$6,017,772

Participant loans receivable	15,884,666	15,884,666	15,453,647	15,453,647

Interest income fund:
Guaranteed investment contracts:
Monumental MDA00248	7,018,425	7,018,425	7,018,079	7,018,079
Canada Life—P46104	6,014,618	6,014,618	6,013,642	6,013,642
Principal Life—4.47946	6,331,073	6,331,073	6,007,257	6,007,257
John Hancock—GIC 15060	3,010,877	3,010,877	3,010,304	3,010,304
John Hancock—GIC 15061	7,025,039	7,025,039	7,023,719	7,023,719
GE Life & Annuity—GS 3175	4,197,277	4,197,277	7,953,153	7,953,153
New York Life—GA 31042			10,195,532	10,195,532

	33,597,309	33,597,309	47,221,686	47,221,686

Synthetic guaranteed investment contracts:
CDC Financial Products Contract FP1062-01	62,314,585	62,314,585	58,784,725	58,784,725
State Street Synthetic—Contract 97077	52,047,140	52,047,140	49,098,888	49,098,888
Transamerica Life Contract 76850	55,471,303	55,471,303	52,331,574	52,331,574

	169,833,028	169,833,028	160,215,187	160,215,187

Collective investment trust:
SEI Stable Asset Fund	29,313,585	29,313,585

Total interest income fund	232,743,922	232,743,922	207,436,873	207,436,873

Total assets held for investments	$712,814,711	$639,385,039	$686,305,806	$720,385,159

5.                   TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter, dated August 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code.

* * * * * *

SUPPLEMENTAL SCHEDULE

BECKMAN COULTER, INC. SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Description of Investment	Shares or Units	Cost	Current Value

COMMON STOCK— Beckman Coulter, Inc.	2,138,608	$53,366,404	$63,131,709

MUTUAL FUNDS:
BLUE CHIP GROWTH FUND— T. Rowe Price Blue Chip Growth Fund	6,279,866	183,734,059	137,843,049

INDEX FUND— Vanguard Institutional Index Fund	601,168	61,780,294	48,363,966

INTERNATIONAL STOCK FUND— T. Rowe Price International Stock Fund	1,144,262	15,942,556	10,161,048

MID-CAP GROWTH FUND— T. Rowe Price Mid-Cap Growth Fund	1,233,178	45,505,985	38,277,848

PERSONAL STRATEGY BALANCED FUND— T. Rowe Price Personal Strategy Balanced Fund	4,197,844	64,184,468	56,964,739

PERSONAL STRATEGY GROWTH FUND— T. Rowe Price Personal Strategy Growth Fund	719,282	13,035,219	10,882,731

PERSONAL STRATEGY INCOME FUND— T. Rowe Price Personal Strategy Income Fund	748,278	9,598,112	8,979,336

WASHINGTON MUTUAL INVESTORS FUND	115,475	3,079,621	2,714,807

NEUBERGER BERMAN GENESIS FUND	322,505	9,597,467	9,075,280

Total mutual funds	15,361,858	406,457,781	323,262,804

OTHER INVESTMENTS— Tradelink+ Fund	4,361,938	4,361,938	4,361,938

Description of Investment	Interest Rate	Maturity Date	Cost	Current Value

INTEREST INCOME FUND— Guaranteed investment contracts:
Monumental—MDA00248	6.18%	Various	$7,018,425	$7,018,425
Canada Life—P46104	6.10%	Various	6,014,618	6,014,618
Principal Life—4.47946	5.67%	March 15, 2007	6,331,073	6,331,073
John Hancock—GIC 15060	7.20%	December 15, 2003	3,010,877	3,010,877
John Hancock—GIC 15061	7.10%	December 15, 2003	7,025,039	7,025,039
GE Life & Annuity—GS 3175	5.55%	Various	4,197,277	4,197,277

Total guaranteed investment contracts			33,597,309	33,597,309

Synthetic guaranteed investment contracts:
CDC Financial Products— Contract FP1062-01	6.32%	Evergreen	62,314,585	62,314,585
State Street Synthetic— Contract 97077	6.32%	Evergreen	52,047,140	52,047,140
Transamerica Life— Contract 76850	6.32%	Evergreen	55,471,303	55,471,303
Total synthetic guaranteed investment contracts			169,833,028	169,833,028

Collective investment trust:
SEI Stable Asset Fund	5.34%	Evergreen	29,313,585	29,313,585

Total interest income fund			232,743,922	232,743,922

PARTICIPANT LOANS RECEIVABLE (interest rates ranging from 5.75% to 13.75%)			15,884,666	15,884,666

Total investments			$712,814,711	$639,385,039

(Concluded)

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC. SAVINGS PLAN

	By:	Beckman Coulter, Inc.
Benefits Finance and Administration Committee

Date: June 25, 2003	By:	/s/ Amin Khalifa
Amin Khalifa
	Its:	Committee Member

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Deloitte & Touche, LLP